

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2010

Donald A. Merril, Vice President and Chief Financial Officer
Myers Industries, Inc.
1293 South Main Street
Akron, OH 44301

      Re: Myers Industries, Inc.
               Form 10-K for the fiscal year ended December 31, 2009
               File No. 1-8524

Dear Mr. Merril:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      You may contact Mindy Hooker at (202) 551-3732, Anne McConnell at (202) 551-3709 or me at (202) 551-3768 with any questions.

                           Sincerely,

                           John Cash
                           Branch Chief